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                                              Filed pursuant to Rule 424 (b) (3)
                                             Registration Statement No. 33-97132


                              VENTURE SEISMIC LTD.

               SUPPLEMENT NO. 2 TO POST-EFFECTIVE AMENDMENT NO. 2
               ON FORM S-3 TO REGISTRATION STATEMENT ON FORM SB-2
                             DATED NOVEMBER 14, 1997

        Reference is made to the Prospectus dated November 14, 1997 (the "Prospectus") of Venture Seismic Ltd. (the "Company"). The purpose of this Supplement No. 2 (this "Supplement") is to provide the shareholders of the Company certain additional information set forth herein under the caption "Recent Developments" and to update certain information set forth in the Prospectus under "Risk Factors" and "Use of Proceeds." Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Prospectus.

RECENT DEVELOPMENTS

        Warrant Redemption. On November 7, 1997, the Company called for redemption, at a redemption price of $.10 per Warrant, all of the outstanding redeemable Warrants ("Warrants") of the Company which shall not have been exercised on or before 5:00 p.m., New York Time, on December 15, 1997. Any Warrants which shall not have been exercised by December 16, 1997 (the "Warrant Redemption Date") will be redeemed by the Company. After such time, none of the Warrants will remain outstanding. Warrants may be exercised prior to 5:00 p.m., New York Time, on December 15, 1997 at an exercise price of $6.00 to purchase one Common Share of the Company.

        As of December 8, 1997, there were 1,610,000 Warrants outstanding, of which 436,903 had been exercised. There can be no assurance that the remaining 1,173,097 Warrants will be exercised prior to the Redemption Date, in which event the Company will not receive any proceeds from the exercise of the Warrants.

        Potential Acquisition. On December 2, 1997, the Company announced it had entered into a letter of intent to acquire (the "Potential Acquisition") 100% of the outstanding capital stock of Continental Holdings Ltd. ("Continental") for consideration (the "Purchase Price") in cash and stock of the Company, with a value in the aggregate of approximately $14,525,000. The letter of intent also includes provision for employment agreements with the existing management of Continental.

        Continental is a privately held marine seismic data acquisition company, based in Calgary, which currently operates one marine seismic vessel capable of performing 2D or 3D seismic surveys. Continental has completed seismic surveys in the Persian gulf, the North Sea, the Falkland Islands area, the Mediterranean and off the coasts of West Africa and Norway. According to financial information supplied by Continental, audited revenue for the year ended December 31, 1996 was


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$8.6 million and net income, adjusted for normalized owner/management compensation, was approximately $600,000; and for the nine months ended September 30, 1997 Continental has recognized unaudited revenues of approximately $7.1 million and unaudited net income of approximately $1.6 million.

        The total consideration to be paid in connection with the Potential Acquisition may be subject to adjustment. In any event, the components of the Purchase Price are subject to adjustment, with the stock portion not to exceed 19.5% of the total outstanding Common Shares of the Company on the date of issuance.

RISK FACTORS

        Risks Associated with the Consummation of the Potential Acquisition. The consummation of the Potential Acquisition is subject to a number of conditions, any of which may not occur, including execution of a definitive purchase and sale agreement, receipt of requisite shareholder, regulatory and/or third party approvals and completion of due diligence. There can be no assurance that all preconditions to the Potential Acquisition will be met in a timely or satisfactory matter, or without undue expense to the Company, or that the parties will enter into a definitive agreement on substantially the terms proposed. If the Company consummates the Potential Acquisition, it will be subject to a number of risks in completing such transaction, including the need to rely upon certain representations and warranties made by Continental with respect to Continental and its operations as well as it own due diligence investigation of Continental. There can be no assurance that such representations and warranties will be true in all respects or that the Company's due diligence will uncover all materially adverse facts relating to the assets, liabilities, capabilities and operations of Continental.

        Risks Associated with the Operations of the Company upon Consummation of the Potential Acquisition. In the event that the Potential Acquisition is consummated, the Company will be subject to a number of potential risks, including risks relating to accounting treatment of the Potential Acquisition (including possible charges to earnings for costs related to the Potential Acquisition); capital requirements; assimilation of new operations and personnel, including management; adverse short-term effects on reported operating results; the potential loss of key employees; the diversion of resources from the Company's existing business, capabilities, equipment and technologies; coordination of geographically separated facilities and work forces; management challenges associated with the integration of the companies in addition to the other requirements associated with growth of the Company's infrastructure and capabilities; and maintenance of the Company's existing standards, controls, procedures and policies. No assurance can be given that difficulties encountered in integrating the operations of Continental will be overcome. In the event that the Company consummates the Potential Acquisition, the process of integrating Continental's operations, including its personnel, could cause interruption of, or loss of momentum in, the activities of the Company's business and operations, including those of the business to be acquired.


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         In addition, there can be no assurance that the Company will not incur additional charges in subsequent periods to reflect other costs associated with the Potential Acquisition or from the integration of operations after the Potential Acquisition. There can be no assurance that the Potential Acquisition will not have a material adverse effect on the business, financial condition and results of operations of the Company, will not result in significant unexpected liabilities or that the Company will realize the benefits and strategic objectives sought through the Potential Acquisition, including the addition of new capabilities, equipment and technologies. Costs associated with the Potential Acquisition, or liabilities and expenses associated with the operations of Continental, that exceed the expectations of the Company, could have a material adverse effect on the Company's financial condition and results of operations.

        In order to manage any future growth, the Company will be required to continue to improve its operating systems, attract and retain superior management, and update and expand the Company's equipment. If the Company is unable to effectively manage its growth, the Company's business, operating results and financial condition could be adversely affected. Future growth, if achieved, may also strain the Company's capital resources. There can be no assurance that the Company will be able to successfully negotiate or obtain additional financing, or that such financing will be on terms favorable or acceptable to the Company. The failure to secure necessary financing could have a material adverse impact on the Company.

        Dilution to Existing Shareholders as a Result of the Potential Acquisition. In the event that the Potential Acquisition is consummated, the Purchase Price for the Potential Acquisition will involve cash and a significant number of shares of Common Stock or warrants to purchase shares of Common Stock, depending on the definitive agreement executed by the parties, which may result in dilution to existing Shareholders of the Company and which may not be accretive in earnings per share.

USE OF PROCEEDS

        In connection with the Potential Acquisition, the Company may use a portion of the proceeds allocated to "Working Capital" to fund a portion of the purchase price for the Potential Acquisition.

        Reference is made to the Prospectus for other important information concerning the Company.

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this Supplement is December 9, 1997.


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